Exhibit 99.1

Super Hi Reports Unaudited Financial Results for the Third Quarter of 2025

SINGAPORE, November 26, 2025 (GLOBE NEWSWIRE) -- Super Hi International Holding Ltd. (NASDAQ: HDL and HKEX: 9658) (“Super Hi” or the “Company”), a leading Chinese cuisine restaurant brand operating Haidilao hot pot restaurants in the international market, today announced its unaudited financial results for the third quarter ended September 30, 2025.

Third Quarter 2025 Highlights

•	Revenue was US$214.0 million, representing an increase of 7.8% from US$198.6 million in the same period of 2024.

•	In the third quarter of 2025, the Company opened two new Haidilao restaurants, closed one Haidilao restaurant due to lease expiration, and converted one Haidilao restaurant to a secondary branded restaurant as a strategic adjustment. As of the end of the third quarter of 2025, the Company had opened 10 new Haidilao restaurants this year, maintaining a total of 126 Haidilao restaurants in operation, unchanged from the previous quarter.

•	Overall average table turnover rate[1] was 3.9 times per day, compared to 3.8 times per day in the same period of 2024; overall average same-store table turnover rate[2] was 4.0 times per day, compared to 3.9 times per day in the same period of 2024.

•	Had over 8.1 million total guest visits, representing an increase of 9.5% from 7.4 million in the same period of 2024.

•	Same-store sales[3] were US$182.2 million, representing an increase of 2.3% from US$178.1 million in the same period of 2024.

•	Income from operation[4] was US$12.6 million, compared to US$14.9 million in the same period of 2024, representing a year-over-year decrease of 15.4%; compared to the previous quarter, income from operation has increased by US$8.9 million, representing a sequential growth of 240.5%.

•	Income from operation margin[5] was 5.9%, compared to 7.5% in the same period of 2024, representing a decline of 1.6 percentage points; Income from operation margin has increased by 4.0 percentage points compared to the previous quarter.

1 Calculated by dividing the total tables served for the period by the product of total Haidilao restaurant operation days for the period and average table count during the period.

2 Calculated by dividing the total tables served for the period by the product of total Haidilao restaurant operation days for the period and average table count at the Company’s same stores during the period.

3 Refers to the gross revenue of Haidilao restaurant operation at the same stores for the periods indicated.

4 Calculated by excluding interest income, finance costs, unrealized foreign exchange differences arising from remeasurement of balances which are not denominated in functional currency, net gain arising on financial assets at fair value through profit or loss and income tax expense from profit (loss) for the period.

5 Calculated by dividing income from operation4 by total revenue.

Ms. Yang Lijuan, CEO & Executive Director of Super Hi, commented, “During the third quarter of 2025, Haidilao restaurants achieved an improvement of 0.1 times per day for both overall average table turnover rate1 and overall average same-store table turnover rate2, compared to the same period last year. Revenue for Haidilao restaurants grew by 5.1% compared to the same period last year, with same-store sales3 rising by 2.3%. Overall company revenue increased by 7.8% year-over-year. Meanwhile, as we continue to implement refined management practices, consistently strive to balance rewarding customers and employees with improving operational efficiency, the Company’s income from operation margin5 reached 5.9% during this quarter, representing an improvement of 4.0 percentage points improvement from the previous quarter. The Company’s income from operation4 increased by US$8.9 million compared to the previous quarter, representing a 240.5% quarter-over-quarter growth. Relative to the second quarter of 2025, the variances between income from operation4 and income from operation margin5 compared to the same quarter in prior year narrowed. We will continue to enhance our management capabilities, strengthening our digital and intelligent middle platform, which will empower frontline store management and the advancement of the “Pomegranate Plan”, while actively expanding our business and exploring new opportunities globally.”

Third Quarter 2025 Financial Results

Revenue was US$214.0 million, representing an increase of 7.8% from US$198.6 million in the same period of 2024.

•	Revenue from Haidilao restaurant operations was US$200.7 million, representing an increase of 5.1% from US$190.9 million in the same period of 2024. The increase was mainly driven by (i) ongoing business expansion and increased brand influence; and (ii) continuous efforts to increase guest visits and table turnover rates.

•	Revenue from delivery business was US$4.4 million, representing an increase of 69.2% from US$2.6 million in the same period of 2024, primarily due to (i) the continuous optimization of delivery products and services based on market demand; and (ii) strategic marketing collaborations with local food delivery platforms.

•	Revenue from other business was US$8.9 million, representing an increase of 74.5% from US$5.1 million in the same period of 2024, driven by (i) the increasing popularity of hot pot condiment products among local customers and retailers; and (ii) the incubation of secondary branded restaurants under the Pomegranate Plan through strategic exploration of diverse business forms.

Raw materials and consumables used were US$71.2 million, representing an increase of 8.7% from US$65.5 million in the same period of 2024, primarily driven by the increase in food ingredient costs resulting from business expansion and revenue growth. In the third quarter of 2025, raw materials and consumables used as a percentage of revenue increased to 33.3% from 33.0% in the same period of 2024.

Staff costs were US$71.0 million, representing an increase of 7.9% from US$65.8 million in the same period of 2024. The increase was primarily due to (i) a rise in the number of employees, reflecting the expansion of restaurant network compared to the prior year, and (ii) higher guest visits and an improved table turnover rate. As a percentage of revenue, staff costs were 33.2% in the third quarter of 2025, compared to 33.1% in the same period of 2024.

Income from operation4 was US$12.6 million, representing a decrease of 15.4% from US$14.9 million in the same period of 2024. Income from operation margin5 was 5.9%, compared to 7.5% in the same period of 2024. This decrease in income from operation margin5 was mainly attributable to (i) the continued investment in customer and employee benefit initiatives, which partially offsets the increase in revenue; (ii) increased outsourcing service fees resulting from the business and restaurant network expansion; (iii) increased short-term lease payments aligned with the warehouse leasing expansion; and (iv) increased investments for business expansion, particularly secondary brand development.

Profit for the period was US$3.6 million, compared to US$37.7 million in the same period of 2024. In addition to the aforementioned decrease in income from operation4, this change was mainly due to an increase in net foreign exchange loss of US$31.7 million in the third quarter of 2025 as compared with the same period of 2024, primarily attributable to foreign exchange fluctuations, particularly the revaluation of local currencies against the U.S. dollar.

Basic and diluted net profit per share were both US$0.01 compared to a basic and diluted net profit per share of US$0.06 in the same period of 2024.

Operational Highlights

Haidilao Restaurant Performance

The following table summarizes key performance indicators of Haidilao’s restaurants for the quarters indicated.

	As of/For the Three Months Ended September 30,
	2025	2024
Number of restaurants
Southeast Asia	74	73
East Asia	20	18
North America	20	20
Others(1)	12	10
Total	126	121

Total guest visits (million)
Southeast Asia	5.3	5.2
East Asia	1.2	0.8
North America	1.0	0.9
Others(1)	0.6	0.5
Total	8.1	7.4

Average table turnover rate(2) (times per day)
Southeast Asia	3.7	3.6
East Asia	4.9	4.3
North America	4.0	3.9
Others(1)	3.7	3.8
Overall	3.9	3.8

Average spending per guest(3) (US$)
Southeast Asia	19.1	20.4
East Asia	28.9	29.2
North America	39.1	43.5
Others(1)	39.4	43.0
Overall	24.6	25.8

Average daily revenue per restaurant(4) (US$ in thousands)
Southeast Asia	15.5	15.7
East Asia	20.3	17.7
North America	22.1	21.5
Others(1)	22.9	24.3
Overall	18.0	17.7

Notes:

(1)	Others include Australia, the United Kingdom, and the United Arab Emirates.

(2)	Calculated by dividing total number of tables served for the period by the product of total Haidilao restaurant operation days for the period and average table count during the period in the same geographic regions.

(3)	Calculated by dividing gross revenue of Haidilao restaurant operation for the period by total guests served for the periods in the same geographic region.

(4)	Calculated by dividing the revenue of Haidilao restaurant operation for the period by the total Haidilao restaurant operation days of the periods in the same geographic region.

Same-Store Sales

The following table sets forth details of the Company’s same-store sales for the quarters indicated.

	As of/For the Three Months Ended September 30,
	2025	2024
Number of same stores(1)
Southeast Asia	64
East Asia	14
North America	19
Others(5)	10
Total	107

Same store sales(2) (US$ in thousands)
Southeast Asia	94,634	96,007
East Asia	26,661	22,578
North America	38,286	37,095
Others(5)	22,597	22,449
Total	182,178	178,129

Average same store sales per day(3) (US$ in thousands)
Southeast Asia	16.1	16.3
East Asia	20.7	17.6
North America	21.9	21.2
Others(5)	24.6	24.4
Overall	18.5	18.1

Average same store table turnover rate(4) (times/day)
Southeast Asia	3.8	3.8
East Asia	5.1	4.3
North America	3.9	3.9
Others(5)	3.8	3.8
Overall	4.0	3.9

Notes:

(1)	Includes restaurants that commenced operations prior to the beginning of the periods under comparison and opened for more than 75 days in the third quarter of 2025 and 2024, respectively.

(2)	Refers to the aggregate gross revenue from Haidilao restaurant operation at the Company’s same stores for the period indicated.

(3)	Calculated by dividing the gross revenue from Haidilao restaurant operation for the period by the total Haidilao restaurant operation days at the Company’s same stores for the period.

(4)	Calculated by dividing the total tables served for the period by the product of total Haidilao restaurant operation days for the period and average table count at the Company’s same stores during the period.

(5)	Others include Australia, the United Kingdom, and the United Arab Emirates.

About Super Hi

Super Hi operates Haidilao hot pot restaurants in the international market. Haidilao is a leading Chinese cuisine restaurant brand. With roots in Sichuan from 1994, Haidilao has become one of the most popular and largest Chinese cuisine brands in the world. With over 31 years of brand history, Haidilao is well-loved by guests for its unique dining experience — warm and attentive service, great ambiance and delicious food, standing out among global restaurant chains, which has made Haidilao restaurants into a worldwide cultural phenomenon. Haidilao has been ranked as one of the world’s most valuable restaurant brands for six consecutive years since 2019, earning the title of “World’s Strongest Restaurant Brand” for 2024 (Brand Finance). As of September 30, 2025, Super Hi had 126 self-operated Haidilao restaurants in 14 countries across four continents.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Super Hi may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “SEHK”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Super Hi’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Super Hi’s operations and business prospects; future developments, trends and conditions in the industry and markets in which Super Hi operates; Super Hi’s strategies, plans, objectives and goals and Super Hi’s ability to successfully implement these strategies, plans, objectives and goals; Super Hi’s ability to maintain an effective food safety and quality control system; Super Hi’s ability to continue to maintain its leadership position in the industry and markets in which Super Hi operates; Super Hi’s dividend policy; Super Hi’s capital expenditure plans; Super Hi’s expansion plans; Super Hi’s future debt levels and capital needs; Super Hi’s expectations regarding the effectiveness of its marketing initiatives and the relationship with third-party partners; Super Hi’s ability to recruit and retain qualified personnel; relevant government policies and regulations relating to Super Hi’s industry; Super Hi’s ability to protect its systems and infrastructures from cyber-attacks; general economic and business conditions globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Super Hi’s filings with the SEC and the announcements and filings on the website of the SEHK. All information provided in this press release is as of the date of this press release, and Super Hi does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

Investor Relations

Email: superhi_ir@superhi-inc.com

Phone: +1 (212) 574-7992

Public Relations

Email: media.hq@superhi-inc.com

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	For the three months ended September 30,
	2025	2024
	USD’000	USD’000
Revenue	214,048	198,616
Other income	2,565	2,081
Raw materials and consumables used	(71,210)	(65,460)
Staff costs	(71,048)	(65,833)
Rentals and related expenses	(6,123)	(5,366)
Utilities expenses	(7,783)	(7,494)
Depreciation and amortization	(21,400)	(20,378)
Travelling and communication expenses	(1,875)	(1,515)
Other expenses	(21,839)	(17,118)
Other (losses) gains - net	(6,163)	25,851
Finance costs	(2,869)	(2,164)
Profit before tax	6,303	41,220
Income tax expense	(2,710)	(3,564)
Profit for the period	3,593	37,656

Other comprehensive income
Item that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	3,539	(13,586)
Total comprehensive income for the period	7,132	24,070

Profit for the period attributable to:
Owners of the Company	3,609	37,724
Non-controlling interests	(16)	(68)
	3,593	37,656

Total comprehensive income attributable to:
Owners of the Company	7,148	24,138
Non-controlling interests	(16)	(68)
	7,132	24,070

Earnings per share
Basic and diluted (USD)	0.01	0.06

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As at September 30,	As at December 31,
	2025	2024
	USD’000	USD’000
Non-current Assets
Property, plant and equipment	154,653	151,901
Right-of-use assets	197,107	185,514
Intangible assets	259	278
Deferred tax assets	4,819	3,799
Other receivables	1,961	1,961
Prepayment	228	373
Rental and other deposits	19,858	17,372
	378,885	361,198

Current Assets
Inventories	34,484	31,521
Trade and other receivables and prepayments	31,099	30,754
Financial assets at fair value through profit or loss	49,521	-
Rental and other deposits	5,078	3,378
Pledged bank deposits	2,762	2,855
Bank balances and cash	217,771	254,719
	340,715	323,227

Current Liabilities
Trade payables	33,556	30,711
Other payables	41,353	38,100
Amounts due to related parties	1,111	1,329
Tax payables	3,297	5,411
Lease liabilities	42,521	41,407
Contract liabilities	10,390	9,669
Provisions	2,408	1,941
	134,636	128,568

Net Current Assets	206,079	194,659

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As at September 30,	As at December 31,
	2025	2024
	USD’000	USD’000
Non-current Liabilities
Deferred tax liabilities	7,490	7,504
Lease liabilities	178,956	171,219
Contract liabilities	2,893	2,980
Provisions	13,586	12,493
	202,925	194,196

Net Assets	382,039	361,661

Capital and Reserves
Share capital	3	3
Shares held under share award scheme	*	*
Share premium	550,593	550,593
Reserves	(170,093)	(190,568)

Equity attributable to owners of the Company	380,503	360,028
Non-controlling interests	1,536	1,633
Total Equity	382,039	361,661

* Less than USD 1,000

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended September 30,
	2025	2024
	USD’000	USD’000
Net cash from operating activities	34,142	40,699
Net cash (used in) from investing activities	(62,517)	41,311
Net cash used in financing activities	(13,189)	(11,440)

Net (decrease) increase in cash and cash equivalents	(41,564)	70,570
Cash and cash equivalents at beginning of the period	258,471	140,659
Effect of foreign exchange rate changes	864	3,933

Cash and cash equivalents at end of the period	217,771	215,162